Exhibit 99.25

SLR International Corporation 1658 Cole Blvd, Suite 100, Lakewood, CO 80401

CONSENT OF MARK B. MATHISEN

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

/s/ Mark B. Mathisen

Mark B. Mathisen, C.P.G.
SLR International Corporation
(formerly Roscoe Postle Associates (USA) Ltd.)

Dated: March 24, 2021

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